UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68326

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ShareNett Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Ave, Suite 17-119
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Dolezal	917-902-6984	pdolezal@sharenett.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

Horizon Center Blvd	Hamilton	NJ	08690
(Address)	(City)	(State)	(Zip Code)

12/17/24	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Dolezal_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ShareNett Securities, LLC_____, as of __December 31_____, 2 _025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Peter M Dolezal_____

Title: _CEO_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHARENETT SECURITIES, LLC
(A wholly owned subsidiary of Sharenett Holdings, LLC)

(SEC I.D. No. 8-68326)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2025

and

Report of Independent Registered Public Accounting Firm

Sharenett Securities, LLC
TABLE OF CONTENTS
For the Year Ended December 31, 2025

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Members
Sharenett Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sharenett Securities LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sharenett Securities LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sharenett Securities LLC's management. My responsibility is to express an opinion on Sharenett Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Sharenett Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Sharenett Securities LLC's financial statements.

The supplemental information is the responsibility of Sharenett Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Sharenett Securities LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
February 26, 2025

Sharenett Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	145,466
Cash – segregation in compliance with federal regulation		1,840
Due from related parties		73,752
Prepaid expenses		20,092
TOTAL ASSETS	**$**	**241,150**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	10,173
TOTAL LIABLITIES		**10,173**
COMMITMENTS AND CONTIGENCIES (note 6)		-
MEMBER'S EQUITY		**230,977**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**241,150**

The accompanying notes are an integral part of these financial statements.

Sharenett Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

REVENUES		
Other income	$	106
EXPENSES		
Professional fees		217,913
Regulatory fees		20,810
Technology and communications		63,033
Occupancy		14,417
Other expenses		21,931
TOTAL EXPENSES		**338,104**
NET LOSS		**$ (337,998)**

The accompanying notes are an integral part of these financial statements.

Sharenett Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	**$ 333,283**
Contributions	235,692
Net loss	(337,998)
BALANCE AT DECEMBER 31, 2025	**$ 230,977**

The accompanying notes are an integral part of these financial statements.

Sharenett Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(337,998)
Changes in assets and liabilities		
Prepaid expenses		5,938
Accounts receivable to affiliate		(63,491)
Accounts payable and accrued expenses		4,625
Net cash used in operating activities		**(390,926)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		235,692
Net cash provided by financing activities		**235,692**
Net decrease in cash and cash-segregation in compliance with federal regulation		**(155,234)**
CASH AND CASH SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATION, BEGINNING OF YEAR		**302,540**
CASH AND CASH SEGREGATION IN COMPLIANCE WITH FEFERAL REGULARION, END OF YEAR	$	**147,306**

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Sharenett Securities, LLC (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of Sharenett Holdings LLC (the "Parent" and sole member). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Liquidity Matters

The Company has incurred operating losses and has funded its operations through capital contributions from its Parent. The Company has been net capital deficient since February 1, 2025 and has not conducted any business in 2025. The Company is in the initial stages of building its platform and expects to begin generating revenue in the coming year. On February 25, 2026 the Parent made a capital contribution in the amount of $250,000 to make the Company net capital compliant. Management believes that the Company's current cash balance together with additional capital and projected revenue will be sufficient to fund the Company's operating plan for at least 12 months following the issuance of these financial statements. In addition, the Parent has indicated its intent to provide immediate additional capital contributions (within 90 days), which management believes will enable the Company to continue its operations until it achieves sustainable revenue generation

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the generally accepted accounting principles in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025, and are not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Sharenett Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

2. Significant Accounting and Reporting Policies – Continued

Cash and Cash Equivalents
The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. At December 31, 2025, the Company had no cash in bank deposit account(s) greater than the federally insured limits and there were no cash equivalents.

Current Expected Credit Losses (CECL)
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company's financial assets consist primarily of cash. Management considers cash assets to have minimal credit risk due to the short-term nature, high liquidity, and historical experience. No accounts receivable were outstanding at December 31, 2025, and, given that the Company's revenues consists solely of interest income, management believes that exposure to credit losses is not significant. Management regularly monitors the Company's financial assets to ensure that any potential risk is appropriately managed.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority.

Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2025. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Sharenett Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

Income Taxes- Continued

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

3. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $137,133 which is $112,867 less than its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 7.42%.

Reserve Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Possession and Control Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

4. **Related Party Transactions**

During 2025, the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to technology and communications provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2025, was $2,692.

Sharenett Securities, LLC

NOTES TO THE FINANICAL STATEMENTS

For the Year Ended December 31, 2025

5. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

6. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

7. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

Sharenett Securities, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	230,977
ADJUSTED NET WORTH		**230,977**
LESS:		
Non-allowable assets		
Prepaid expenses		(20,092)
Accounts receivable		(73,752)
Total non-allowable assets		(93,844)
TENTATIVE NET CAPTIAL		**137,133**
HAIRCUTS ON SECURITIES		-
NET CAPITAL		**137,133**
Minimum dollar net capital requirement of reporting broker dealer (greater of $250,000 or 6-2/3% of AI)		250,000
NET CAPITAL DEFICIENCY	$	**(112,867)**
TOTAL AGGREGATE INDEBTEDNESS		**10,173**
MINIMUM NET CAPITAL BASED ON AI		**678**
PERCENTAGE OF NET CAPITAL TO AI		**7.42%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Sharenett Securities, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-(3) throughout the year ended December 31, 2025, without exception.

See accompanying report of independent registered public accounting firm.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Members
Sharenett Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Sharenett Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to no business was conducted during the year and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
February 26, 2026

ShareNett Securities, LLC's Exemption Report

Re: 17 C.F.R. § 240.15c3-3(k)

ShareNett Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5; the Company did not conduct any business in 2025.

    The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

SHARENETT SECURITIES, LLC

I, Peter Dolezal, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2025, through December 31, 2025, is true and correct.

_____
CEO